Exhibit 99.1

SIMILARWEB ANNOUNCES FOURTH QUARTER AND FISCAL 2025 RESULTS
Revenue growth of 11% in the fourth quarter
Ninth consecutive quarter of positive free cash flow
Multi-year subscriptions reach 60% of ARR up from 49% a year ago
TEL AVIV, ISRAEL -- February 17, 2026 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital data and analytics company powering critical business decisions, today announced financial results for its fourth quarter and full year ended December 31, 2025. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
"The AI revolution fundamentally favors companies with proprietary, high-quality, and real-time data. Similarweb’s unmatched view of the evolving digital world is a prime foundation for training and maintaining LLMs and powering the next generation of agentic AI tools with accuracy and trust, as validated by our recent milestone partnership with Manus,” said Or Offer, Co-Founder and CEO of Similarweb. “While the scale of new larger, multi-year opportunities has resulted in longer sales cycles and revenue growth did not yet accelerate in the fourth quarter as we expected, the demand we see in the pipeline and the steps we have taken to upskill and specialize our sales force reinforce our confidence in our strategy to build an AI-driven data powerhouse that delivers profitable growth."
Fourth Quarter 2025 Financial Highlights
(All results compared with the fourth quarter of 2024)

•Total revenue was $72.8 million, an increase of 11%, compared to $65.6 million.
•GAAP loss from operations was $(4.7) million or (6)% of revenue, compared to $(3.6) million or (5)% of revenue. GAAP net loss was $(7.5) million compared to $(5.4) million. GAAP net loss per share was $(0.09), compared to $(0.07).
•Non-GAAP operating profit was $3.4 million or 5% of revenue, compared to $2.6 million or 4% of revenue. Non-GAAP net income was $2.3 million or 3% of revenue, compared to $1.6 million or 2% of revenue. Non-GAAP diluted net income per share was $0.03, compared to $0.02.

Exhibit 99.1
Fiscal Year 2025 Financial Highlights
(All results compared with fiscal year 2024)
•Total revenue was $282.6 million, an increase of 13% compared to $249.9 million.
•GAAP operating loss was $(23.6) million or (8)% of revenue, compared to $(9.7) million or (4)% of revenue. GAAP net loss per share was $(0.39), compared to $(0.14).
•Non-GAAP operating profit was $9.1 million or 3% of revenue, compared to $15.0 million or 6% of revenue. Non-GAAP net income was $5.1 million or 2% of revenue, compared to $11.6 million or 5% of revenue. Non-GAAP diluted net income per share was $0.06 compared to $0.13.
Fourth Quarter 2025 Operational Highlights
•Number of customers reached 6,128 as of December 31, 2025, an increase of 11% compared to December 31, 2024.
•Number of customers with annual recurring revenue (ARR) of $100,000 or more grew to 454 as of December 31, 2025, an increase of 12% year-over-year.
•Customers with ARR of $100,000 or more contributed 63% of the total ARR as of December 31, 2025, up from 61%.
•Dollar-based net retention rate (NRR), for customers with ARR of $100,000 or more was 103% in the fourth quarter of 2025, compared to 112% in the fourth quarter of 2024.
•Overall NRR was 98% in the fourth quarter of 2025, compared to 101% in the fourth quarter of 2024.
•60% of our overall ARR is contracted under multi-year subscriptions as of December 31, 2025, up from 49% a year ago.
•Remaining performance obligations (RPO) increased 17% year-over-year, to $288.8 million as of December 31, 2025, from $246.0 million as of December 31, 2024.

Exhibit 99.1

Recent Business Highlights
•The company recently released Similarweb AI Studio, a new AI agent-based product that represents a step-change in how customers access and extract value from Similarweb’s Digital Data. AI Studio introduces a conversational interface that sits on top of all of the Company’s proprietary datasets, allowing users to ask business questions in plain language and instantly receive comprehensive insights, dashboards, and analyses.
•In January, Similarweb announced a collaboration with Manus, a rapidly scaling autonomous AI agent platform, that opens a new distribution and monetization channel for Similarweb’s digital intelligence. By enabling Manus AI agents to access Similarweb’s proprietary web traffic and engagement data, we extend our datasets into agent-driven workflows where AI systems actively execute marketing analysis, competitive assessment, and strategic planning on behalf of users.
•Also in January, customer access to Similarweb data via the Bloomberg terminal expanded to {ALTD <GO>}, Bloomberg’s Alternative Data Analytics Platform that gives clients a decisive edge and timely data analytics on public and private company performance alongside traditional market data, broker research, estimates and news.

Balance Sheet and Cash Flow
•In the fourth quarter of 2025, net cash provided by operating activities was $1.5 million, compared to $3.4 million for the fourth quarter of 2024. Free cash flow was $1.0 million, compared to $2.7 million for the fourth quarter of 2024. Normalized free cash flow was $1.0 million, compared to $2.7 million for the fourth quarter of 2024.
•For the full year of 2025, net cash provided by operating activities was $14.6 million, compared to $30.2 in 2024. Free cash flow was $13.0 million, compared to $27.4 million in 2024. Normalized free cash flow was $14.7 million, compared to $27.7 million in 2024.
•Cash and cash equivalents totalled $72.4 million as of December 31, 2025, compared to $63.9 million as of December 31, 2024.

Exhibit 99.1
“I joined Similarweb because of the irreplaceable value of our data and the massive opportunity to enhance and leverage this asset as a critical necessity for companies to win their markets in the generative era,” said Ran Vered, Chief Financial Officer of Similarweb. “My first quarter at the company has been focused on ensuring our financial roadmap positions us to capitalize on these opportunities while remaining disciplined and delivering on our commitment to profitable growth and durable free cash flow. Our outlook for another year of growth in 2026 is prudently grounded in high-visibility core business drivers, while gaining momentum for large strategic AI deals."

Financial Outlook
•FY 2026 Guidance
◦Total revenue for fiscal year 2026 estimated between $305.0 million and $315.0 million, representing approximately 10% growth year-over-year at the mid-point of the range.
◦Non-GAAP operating profit for fiscal year 2026 estimated between $16.0 million and $19.0 million.
•Q1 2026 Guidance
◦Total revenue estimated between $72.0 million and $74.0 million, representing approximately 9% growth year-over-year at the mid-point of the range.
◦Non-GAAP operating profit estimated between $0.5 million and $2.5 million.
The Company’s first quarter and full year 2026 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss, the most directly comparable GAAP measure to non-GAAP operating profit (loss), and similarly cannot provide a reconciliation of this measure to its closest GAAP equivalent without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.

Exhibit 99.1

Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, February 18, 2026. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at (201) 689-7806 internationally.

About Similarweb: Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the first quarter and full year of 2026 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to successfully develop and market AI solutions and to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to sustain profitability; (v) anticipated trends, growth rates, changes in currency exchange rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of Israel's war with

Exhibit 99.1
Hamas and other terrorist organizations, including those in Lebanon and Yemen, and potential hostilities with Iran, Lebanon, and/or other countries in the Middle East on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on February 27, 2025, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Exhibit 99.1

Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP or as a measure of liquidity. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses,non-GAAP general and administrative expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, non-operating foreign exchange gains or losses and the relevant net tax effect as applicable and indicated in the below tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1
We define Annual Recurring Revenue (ARR) as the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. A contract is included in ARR for a particular period if it is active at the end of the applicable period and is excluded if it is not active at the end of the applicable period. Multi-year contracts are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by 12. ARR excludes non-recurring revenues, non-subscription revenues, revenues that are one-time in nature or revenues from subscriptions to our offerings for a period that is less than an annual subscription term.

ARR is an operational measure that management uses to evaluate the scale of our annual subscription contracts. While ARR is useful in assessing the scale of our contracted subscription business, it is not necessarily indicative of future GAAP revenue, which is subject to factors such as customer renewals, expansions, contractions, churn and upsell or cross-sell opportunities. Since ARR is not a defined measure under GAAP, investors should not consider ARR as a substitute for revenue recognized under GAAP or for other GAAP-related measures such as remaining performance obligations or deferred revenue. ARR differs from revenue recognized in accordance with GAAP because GAAP revenue is recognized as performance obligations are satisfied, includes non-recurring revenues, such as revenue that is one-time in nature, subscriptions with less than an annual term, non-subscription revenue and the effects of contract modifications.

Exhibit 99.1

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2024	2025

Assets
Current assets:
Cash and cash equivalents	$63,869	$72,421
Restricted deposits	10,572	6,360
Accounts receivable, net	50,975	54,063
Deferred contract costs	11,373	11,551
Prepaid expenses and other current assets	4,567	5,949
Total current assets	141,356	150,344
Property and equipment, net	25,921	22,040
Deferred contract costs, non-current	9,895	8,177
Operating lease right-of-use assets	34,393	34,417
Goodwill and intangible assets, net	30,846	45,581
Other non-current assets	500	586
Total assets	$242,911	$261,145
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	12,403	13,871
Payroll and benefit related liabilities	20,304	20,342
Deferred revenue	108,232	112,169
Other payables and accrued expenses	29,330	41,342
Operating lease liabilities	6,923	8,841
Total current liabilities	177,192	196,565
Deferred revenue, non-current	1,172	1,226
Operating lease liabilities, non-current	32,809	34,455
Other long-term liabilities	4,230	5,573
Total liabilities	215,403	237,819
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2024 and December 31, 2025, 82,620,679 and 86,964,370 shares issued as of December 31, 2024 and December 31, 2025, 82,618,511 and 86,962,202 outstanding as of December 31, 2024 and December 31, 2025 , respectively;	227	240
Additional paid-in capital	391,449	419,578
Accumulated other comprehensive income	388	1,000
Accumulated deficit	(364,556)	(397,492)
Total shareholders' equity	27,508	23,326
Total liabilities and shareholders' equity	$242,911	$261,145

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,		Three Months Ended December 31,
	2024	2025	2024	2025

Revenue	$249,913	$282,600	$65,587	$72,758
Cost of revenue	54,814	57,802	15,331	14,967
Gross profit	195,099	224,798	50,256	57,791
Operating expenses:
Research and development	55,596	72,602	15,358	17,815
Sales and marketing	105,476	123,667	27,573	30,476
General and administrative	43,691	52,093	10,885	14,197
Total operating expenses	204,763	248,362	53,816	62,488
Loss from operations	(9,664)	(23,564)	(3,560)	(4,697)
Finance income (expenses), net	134	(5,210)	(1,101)	(1,633)
Loss before income taxes	(9,530)	(28,774)	(4,661)	(6,330)
Provision for income taxes	1,927	4,162	759	1,167
Net loss	$(11,457)	$(32,936)	$(5,420)	$(7,497)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.14)	$(0.39)	$(0.07)	$(0.09)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	80,825,695	84,817,195	82,073,002	86,591,824
Net loss	$(11,457)	$(32,936)	$(5,420)	$(7,497)
Other comprehensive (loss) income, net of tax
Change in unrealized (loss) gain on cashflow hedges	(484)	612	273	(666)
Total other comprehensive (loss) income, net of tax	(484)	612	273	(666)
Total comprehensive loss	$(11,941)	$(32,324)	$(5,147)	$(8,163)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Year Ended December 31,		Three Months Ended December 31,
	2024	2025	2024	2025

Cost of revenue	$812	$1,024	$234	$258
Research and development	5,511	6,805	1,330	1,622
Sales and marketing	4,273	5,031	1,172	1,207
General and administrative	7,019	8,382	1,787	1,946
Total	$17,615	$21,242	$4,523	$5,033

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Year Ended December 31,		Three Months Ended December 31,
	2024	2025	2024	2025

Cash flows from operating activities:
Net loss	$(11,457)	$(32,936)	$(5,420)	$(7,497)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,528	8,989	2,516	2,319
Finance loss (income)	500	(225)	711	128
Unrealized loss (gain) from hedging future transactions	103	(32)	62	(1)
Share-based compensation	17,615	21,242	4,523	5,033
Gain from sale of equipment	(12)	(31)	(2)	(11)
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	(1,078)	3,540	226	1,285
Increase in accounts receivable, net	(2,127)	(2,291)	(15,488)	(12,225)
(Increase) decrease in deferred contract costs	(258)	1,540	(1,846)	(1,086)
Decrease (increase) in other current assets	612	(716)	1,366	181
(Increase) decrease in other non-current assets	(6)	(86)	(89)	81
Increase (decrease) in accounts payable	3,597	1,451	1,313	(799)
Increase in deferred revenue	6,432	2,727	10,224	7,925
Increase (decrease) in other non-current liabilities	528	156	173	(59)
Increase in other liabilities and accrued expenses	5,197	11,316	5,149	6,208
Net cash provided by operating activities	30,174	14,644	3,418	1,482
Cash flows from investing activities:
Purchase of property and equipment, net	(1,430)	(1,490)	(232)	(281)
Capitalized internal-use software costs	(1,304)	(163)	(511)	(163)
(Increase) decrease in restricted deposits	(552)	4,212	(138)	4,623
Payment for business combinations, net of cash acquired	(15,414)	(15,787)	28	—
Net cash (used in) provided by investing activities	(18,700)	(13,228)	(853)	4,179
Cash flows from financing activities:
Proceeds from exercise of stock options	4,677	4,587	953	255
Proceeds from employee share purchase plan	1,486	2,324	931	1,169
Repayment of Credit Facility	(25,000)	—	—	—
Net cash (used in) provided by financing activities	(18,837)	6,911	1,884	1,424
Effect of exchange rates on cash and cash equivalents	(500)	225	(711)	(128)
Net (decrease) increase in cash and cash equivalents	(7,863)	8,552	3,738	6,957
Cash and cash equivalents, beginning of period	71,732	63,869	60,131	65,464
Cash and cash equivalents, end of period	$63,869	$72,421	$63,869	$72,421

Exhibit 99.1

Supplemental disclosure of cash flow information:
Interest received, net	$(1,225)	$(1,332)	$(291)	$(290)
Taxes paid	$1,168	$1,723	$303	$131
Supplemental disclosure of non-cash financing activities:
Additions to operating lease right-of-use assets and liabilities	$6,064	$7,176	$1,611	$1,611
Share-based compensation included in capitalized internal-use software	$104	$12	$42	$12
Deferred proceeds from exercise of share options included in other current assets	$29	$6	$29	$6
Deferred costs of property and equipment incurred during the period included in accounts payable	$227	$137	$227	$137

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Year Ended December 31,		Three Months Ended December 31,
	2024	2025	2024	2025
	(In thousands)		(In thousands)
GAAP gross profit	$195,099	$224,798	$50,256	$57,791
Add:
Share-based compensation expenses	812	1,024	234	258
Retention payments related to business combinations	65	72	21	15
Amortization of intangible assets related to business combinations	4,191	1,770	815	560
Non-GAAP gross profit	$200,167	$227,664	$51,326	$58,624
Non-GAAP gross margin	80%	81%	78%	81%

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating profit

	Year Ended December 31,		Three Months Ended December 31,
	2024	2025	2024	2025
	(In thousands)		(In thousands)
Loss from operations	$(9,664)	$(23,564)	$(3,560)	$(4,697)
Add:
Share-based compensation expenses	17,615	21,242	4,523	5,033
Retention payments related to business combinations	1,886	7,943	539	2,076
Amortization of intangible assets related to business combinations	4,862	3,497	1,067	1,018
Secondary offering costs	350	—	—	—
Non-GAAP operating profit	$15,049	$9,118	$2,569	$3,430
Non-GAAP operating margin	6%	3%	4%	5%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Year Ended December 31,		Three Months Ended December 31,
	2024	2025	2024	2025
	(In thousands)		(In thousands)
GAAP research and development	$55,596	$72,602	$15,358	$17,815
Less:
Share-based compensation expenses	5,511	6,805	1,330	1,622
Retention payments related to business combinations	38	2,387	11	702
Non-GAAP research and development	$50,047	$63,410	$14,017	$15,491
Non-GAAP research and development margin	20%	22%	21%	21%

GAAP sales and marketing	$105,476	$123,667	$27,573	$30,476
Less:
Share-based compensation expenses	4,273	5,031	1,172	1,207
Retention payments related to business combinations	1,783	2,888	507	651
Amortization of intangible assets related to business combinations	671	1,727	252	458
Non-GAAP sales and marketing	$98,749	$114,021	$25,642	$28,160
Non-GAAP sales and marketing margin	40%	40%	39%	39%

GAAP general and administrative	$43,691	$52,093	$10,885	$14,197
Less:
Share-based compensation expenses	7,019	8,382	1,787	1,946
Retention payments related to business combinations	—	2,596	—	708
Secondary offering costs	350	—	—	—
Non-GAAP general and administrative	$36,322	$41,115	$9,098	$11,543
Non-GAAP general and administrative margin	15%	15%	14%	16%

Exhibit 99.1
Reconciliation of Net loss (GAAP) to non-GAAP Net income

	Year Ended December 31,		Three Months Ended December 31,
	2024	2025	2024	2025
	(In thousands, except for share and per share amounts)		(In thousands, except for share and per share amounts)
GAAP Net loss	$(11,457)	$(32,936)	$(5,420)	$(7,497)
Add:
Share-based compensation expenses	17,615	21,242	4,523	5,033
Retention payments related to business combinations	1,886	7,943	539	2,076
Amortization of intangible assets related to business combinations	4,862	3,497	1,067	1,018
Secondary offering costs	350	—	—	—
Non-operating foreign exchange losses	224	5,718	1,196	1,729
Tax effect of adjustments, net	(1,850)	(334)	(323)	(86)
Non-GAAP net income	$11,630	$5,130	$1,582	$2,273
Non-GAAP net income margin	5%	2%	2%	3%

Weighted average number of ordinary shares - basic	80,825,695	84,817,195	82,073,002	86,591,824
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.14	$0.06	$0.02	$0.03

Weighted average number of ordinary shares - diluted	86,428,066	89,271,537	88,666,263	89,907,570
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.13	$0.06	$0.02	$0.03

Exhibit 99.1
Reconciliation of Net cash provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Year Ended December 31,		Three Months Ended December 31,
	2024	2025	2024	2025
	(In thousands)		(In thousands)
Net cash provided by operating activities	$30,174	$14,644	$3,418	$1,482
Purchases of property and equipment, net	(1,430)	(1,490)	(232)	(281)
Capitalized internal use software costs	(1,304)	(163)	(511)	(163)
Free cash flow	$27,440	$12,991	$2,675	$1,038

Deferred payments related to business combinations	265	1,660	—	—
Normalized free cash flow	$27,705	$14,651	$2,675	$1,038